EX-99.1.
Performance in 1Q 2008 of POSCO

POSCO 1Q 2008
Operating Performance
April 11, 2008

1 1Q ‘08 Operating Performance 2 Activities & Accomplishments 3 Steel Industry Environment 4 2008 Business Plan
Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process.
2

Production/Sales Production & sales increased due to completion of major expansion & upgrades
Crude Steel: increased due to more pig iron(496Kt) & improved crude steel capacity and efficiency
’07 major upgrades: FINEX(+1.5mt), Gwangyang #3BF revamping(+670Kt), Pohang dephosophrizer(+800Kt) Finished Products: increased due to completion of HR, CR and Plate Mills upgrades
’07 major rationalizations: Gwangyang #3HR(+600Kt), #2Plate(+500Kt), Pohang #2CRM(+660Kt) etc.
(in thousand tons)
2007 2007 2008
1Q 4Q 1Q YoYQoQ Crude Steel7,552 7,811 8,217 8.8%5.2% Finished
7,179 7,400 7,962 10.9%7.6% Products FP Sales7,295 7,350 7,934 8.8%7.9% Domestic5,0815,2645,662 11.4% 7.6% Exports 2,214 2,0862,2722.6% 8.9% (%) (30.3%) (28.4%) (28.6%)- -FP Inventory 767 845 815 6.3% 3.6%
3

Sales by Product
Sales of strategic products continue to grow Sales of Strategic Products (in thousand tons) ’07.1Q 2Q 3Q 4Q ‘08.1Q Automotive Steel 1,341 1,490 1,537 1,304 1,580 High-function CR 1,107 1,173 1,203 1,165 1,283 TMCP 364 307 335 300 375
(in thousand tons)
2007 2007 2008
1Q 4Q 1Q YoY QoQ
Hot Rolled 2,047 2,079 2,159 5.5% 3.8% Plate 919 916 1,094 19.0% 19.4% Wire Rod 483 501 484 0.2% 3.4% Cold Rolled 2,798 2,845 3,338 19.3% 17.3% Elec. Steel 215 239 242 12.6% 1.3% S T S 491 379 342 30.3% 9.8% Others 342 391 275 19.6% 29.7% Total 7,295 7,350 7,934 8.8% 7.9%
* Maintenance in 1Q : Pohang #2 dephosphorizer modification (Mar.1 ~Apr.4 ’08), Bloom Line upgrade (Feb.14 ~ Mar.14 ’08)
4

Income Summary Price Trend ‘07.1Q ‘07.2Q ‘07.3Q ‘07.4Q ‘08.1Q Nickel price (LME/U$) 41,44048,05530,20529,218 28,957 STS price (300s/in thousand won)3,865 4,828 4,294 3,888 3,716 (in billion KRW, %) 20072007 2008
1Q4Q 1Q YoY QoQ Revenue5,7015,434 6,066 6.4% 11.6% CoGs 4,270 4,260 4,506 5.5% 5.8% Operating Income 1,113 875 1,274 14.5% 45.6% Op Margin 19.5 16.1 21.0 — -Net Income 982 713 1,031 5.0% 44.6%
Carbon steel : Sales & op. income up with more volume and increased price
Carbon steel price increased (in thousand won): HR 60, CR 65, Electrical Steel 100 (Feb.’08)
STS : Earnings improved due to stabilized nickel price & increased selling price
STS price increased (in thousand won) : 300s by 250 (Mar.’08), 400s by 150 (Feb.’08)
5

Summarized Income Statement (POSCO) (in billion KRW) 2007 2007 2008
1Q 4Q 1Q QoQ
Revenue 5,701 5,434 6,066 11.6% Gross income 1,431 1,174 1,560 32.9% (Gross Margin) (25.1%) (21.6%) (25.7%) -S G & A 318 298 287 3.7% Operating Income 1,113 875 1,274 45.6% (OP Margin) (19.5%) (16.1%) (21.0%) -
Non-op income
166 34 66 94.1%
(expense)
Interest income 3 16 13 18.8% Dividend income 32 9 55 511.1% Equity method gain 188 117 140 19.7% FX related gain 22 46 184 -others 35 62 42 -Net Income 982 713 1,031 44.6% (Profit Margin) (17.2%) (13.1%) (17.0%) -
* 2008 1Q equity method gains (KRW 139.6 bn) : Domestic 121.5 (Posco E&C 62.2 , POSCO SS 22.6, etc) Overseas 18.1 (Zhangjiagang 19.2, Qingdao 2.4, etc)
6

Financial Structure Investment increased for domestic facility and overseas projects Key investments: Pohang new steelmaking, Gwanyang plate & Mexico CGL Assets maintain last year’s level due to lower inventory with increase in sales
(in billion KRW)
2007 2007 2008
1Q 4Q 1Q YoY QoQ Assets 27,016 30,493 30,442 12.7% 0.2% Current Assets 7,530 8,768 9,013 19.7% 2.8% Non-current Assets 19,486 21,725 21,429 10.0% #¢1.4% Liabilities 5,307 5,990 5,828 9.8% #¢2.7% Debt 2,365 2,754 2,984 26.2% 8.4% S/H Equity 21,709 24,503 24,614 13.4% 0.5%
* 1Q major financial activities
Payments of dividend : KRW 567 bn (Mar.4 ’08) Short-term loan of foreign currency : USD 95mn Short-term loan of foreign currency payback : USD 57mn
7

Summarized Balanced Sheets (POSCO) (in billion KRW) 2007 2007 2008
1Q 4Q 1Q QoQ Current Assets 7,530 8,768 9,013 2.8% Cash equivalent assets* 2,838 3,566 3,722 4.4% Notes receivable 1,791 1,896 2,050 8.1% Inventory2,7393,221 3,065 4.8% Long-term Assets19,48621,725 21,429 1.4% Investment Securities 6,499 8,165 7,923 3.0% Fixed assets 12,615 13,202 13,175 0.2% Total Assets27,016 30,493 30,442 0.2% Liabilities5,3075,990 5,828 2.7% Current liabilities 2,359 2,812 2,751 2.2% Long-term liabilities 2,948 3,178 3,077 3.2% Interest bearing debt 2,365 2,754 2,984 8.4% Equity 21,709 24,503 24,614 0.5% Total Liab. & Equity 27,016 30,493 30,442 0.2%
* Cash equivalent assets: cash & cash equivalent, short-term financial instruments, trading securities
8

Financial Ratios
EBITDA & EBITDA Margin
(bn KRW,%)
1,741 1,673 1,516 1,501 1,340
28.8 28.8 28.7 26.3 24.6
’07.1Q 2Q 3Q 4Q ’08.1Q
Return on Equity
(%)
18.7 18.1
17.3 16.8 15.9
’07.1Q 2Q 3Q 4Q ’08.1Q
Liabilities-to-Equity Ratio
(%)
24.4 24.4 24.2
24.0 23.7 ’07.1Q 2Q 3Q 4Q ’08.1Q Share Price & Market Cap
(Quarter closing price) 673,000
575,000
476,000 won 395,000 443,500
58.6
50.1
38.7 41.5 tn 34.4
Foreign Ownership
59.3 57.9 53.5 48.9 47.0% ’07.1Q 2Q 3Q 4Q ’08.1Q
9

Consolidated Financial Summary Sales & op. income up due to sales increase in steel sector Asset up due to addition of new overseas processing centers & more investment
No. Consolidated Subsidiaries
’06/E ‘07/E ‘08.1Q Total 69 85 98 Domestic 23 26 31 Overseas 46 59 67
Consolidated Crude Steel Prodn. (Quarterly avg.) in thous ton’06 ’07 ’08.1Q ’08(f) POSCO7,513 7,766 8,217 33,354 Zhangjiagang58 195 191 858 POSCO SS226 234 246 963 (in billion won)
2007 2007 2008 1Q 4Q 1Q YoY QoQ Sales 7,742 8,210 8,477 9.5% 3.3% OP Income1,331 1,052 1,502 12.8% 42.8% I/S (OP Margin) (17.2%) (12.8%) (17.7%) – Net Income 1,010 667 1,032 2.2% 54.7% Asset 32,80636,27537,522 14.4% 3.4% B/S Liability 10,385 11,157 12,271 18.2%10.0% Equity 22,421 25,118 25,25112.6% 0.5% 10

Consolidated Financial Summary Income Summary by Sectors (in billion won) 2007 2007 2008 1Q 4Q 1Q QoQ Steel 8,741 8,608 9,371 8.9% E & C7531,406 883 37.2% Energy126 181 186 2.8% Sales IT & Others 121 173 113 34.7% Total 9,74110,368 10,5531.8% Consolidated 7,742 8,210 8,477 3.3% Steel 1,265 945 1,420 50.3% E & C 33 123 58 52.8% OP Energy 16 15 13 13.3% IncomeIT & Others 6 5 5 - Total 1,320 1,088 1,496 37.5% Consolidated 1,331 1,052 1,502 42.8%
11

Consolidated Financial Summary Financial Structures by Sectors (in billion won) Asset Liability Equity 2007/E 2008.1Q 2007/E 2008.1Q 2007/E 2008.1Q
Steel 37,416 38,480 9,457 9,985 27,959 28,495 E & C 3,434 4,326 1,867 2,702 1,567 1,624 Energy 1,007 1,052 484 534 523 518 IT & Others 796 893 330 378 466 515 Total 42,653 44,751 12,138 13,599 30,515 31,152 Consolidated 36,275 37,522 11,157 12,271 25,118 25,251
Financial Ratios (%) 2007 2008
1Q 2Q 3Q 4Q 1Q Sales Increase 5.1 6.4 9.9 10.6 3.3 OP Income 17.2 17.2 15.1 12.8 17.7 ROE 18.0 17.7 16.5 15.0 16.4 Liab./Equity 46.3 46.8 46.8 44.4 48.6
12

Operating Performances of Listed Subsidiaries

GLOBAL POSCO WAY

POSCO C&C (Colored/Coated steel)

(bn KRW)	'07.1Q	2Q	3Q	4Q	'08.1Q
Sales	154.3	178.0	166.7	178.6	196.3
OP income	2.7	2.6	4.4	4.9	9.4
Net income	1.9	3.3	3.6	0.5	4.9



Share Price Trend
17,750
24,000
27,500
24,400
22,200won
Market Cap.
KRW 133.2bn
'07.3/E
6/E
9/E
12/E
'08.3/E

POSDATA (IT)

(bn KRW)	'07.1Q	2Q	3Q	4Q	'08.1Q
Sales	81.1	76.3	78.4	129.5	71.6
OP income	0.7	△0.5	2.7	5.5	△0.2
Net income	0.6	△1.3	1.8	4.0	△1.8



5,900
8,100
10,650
11,150
9,800won
Market Cap.
KRW 799.2bn
'07.3/E
6/E
9/E
12/E
'08.3/E

POSREC (Refractory)

(bn KRW)	'07.1Q	2Q	3Q	4Q	'08.1Q
Sales	68.4	67.8	74.0	80.0	81.0
OP income	2.5	6.3	7.1	5.0	4.9
Net income	2.5	5.2	5.7	3.5	3.8



16,150
24,800
47,300
41,600
35,200won
Market Cap.
KRW 207.9bn
'07.3/E
6/E
9/E
12/E
'08.3/E

Samjung P&A (Packaging/Processing)

(bn KRW)	'07.1Q	2Q	3Q	4Q	'08.1Q
Sales	57.2	70.5	62.8	67.1	70.8
OP income	2.7	1.7	1.6	3.3	2.6
Net income	2.9	3.8	1.9	2.1	0.4



17,200
25,600
27,550
31,100
25,750won
Market Cap.
KRW 77.3bn
'07.3/E
6/E
9/E
12/E
'08.3/E

13

1 1Q ’08 Operating Performance 2 Activities & Accomplishments 3 Steel Industry Environment 4 2008 Business Plan
14

Progress on India Project Securing land & mining license in process
Set land demarcation (Feb), forest diversion (gov’t land) & compensation plan negotiation in process Hearings for prior applicants in proces, to be recommended to Centre upon completion
Major Progress
Land / Plant Construction
Plant/port environmental approval complete Acquire partial gov’t land, rest in process
- Secured 193 acre of 605acre (non-forest area)
- Awaits forest diversion approval by supreme court Negotiation for compensation plan in process
- Completed Socio-Economic Survey (Feb.’08) - Temp. housing provided for early movers (Feb.’08)
- Announce relocation & compensation plan Achievements - Environmental approval for port (Apr. ’07) - Environmental approval for plant (Jun. ’07) - Centre approved forest diversion (Sept. ’07)
Mine Development
Hearings for prior applicants in progress, most eligible to be recommended to Centre
* Selection criteria : investment size, financing & mine development ability, etc.
Achievements
- Held 2nd hearings for absentee in 1st round (Feb.’08) - Vice minister of state review 1st hearing result(Apr.’08)
- Scheduled hearing for applicants who postponed / opposed 1st round result (Apr.’08)
15

FINEX® Operation Status & Plans Achieved economics of large-scale blast furnace
yAchieved target production and coal ratio. To secure engineering tech. for overseas process
Operation Status 4400 900 Target : 4,300 T/D (1.5 MT) (T/D) 4100 850 (kg/THM) Production 3800 800 Ratio 3500 750 Coal Prod Coal Ratio 3200 700
5/5 5/20 6/4 6/21 7/4 7/20 8/5 8/20 9/7 9/20 10/5 10/20 11/5 11/25 12/10 12/25 1/10 1/28 2/15 3/1 3/16 3/31
Plans
Productivity test (’07.8~9)
Secure FB HCI, briquette coal productivity
1.5Mt productivity test Efficiency test (’08.2/E) Coal ratio optimized
Verify economics of large-scale BF
Scale up plan (2008) Melter/FB profile optimization Basic Plan Complete
16

Facility Upgrades for Premium Products
Heavy Thick Massive Plate* Facility Summary - Construction : May.’06 ~ Jan.’08 (20months)
- Details : roughing mill capacity increase, new heating facility & plate cutter (gas)
Benefits
- Cap. increase to meet domestic premium plate shortage (4.7Mt by 2008)
- Set up premium product (TMCP, etc) production base by securing long-term competitiveness
New & Upgraded Facilities Ultra wide bloom caster, Pohang #1 CCL - Construction : Nov. ’06 ~ Feb. ’08 (16months) - Benefits
· Capacity increase (1.1Mt/yr)
· Upgraded quality of premium wire rods & meet rising demand
Pohang billet plant rationalization - Construction : Sept. ’06 ~ Mar. ’08 (19months)
- Benefits : production capacity increase · Billet (1.1Mt/yr) · Premium wire rod for auto (66 → 80%)
Tech. center for auto sheet, Gwangyang
- Joint work between R&D and plant engineers to create synergy in tech. development
- Prompt response to customer demand with strong network
Pohang #2 Plate Plant
* Heavy thick plate: +100mm thickness (pressured container, construction) Massive plate: 19.4 ~ 25ton weight (API, shipbuilding)
17

Secure Technology Leadership
Record productivity via tech. development . Pohang #3BF : new world record pig iron productivity (2.95t/d/m 3)
- Prove stabilized & high productivity in large scale BFs Gwangyang #1HR : 100mn ton production in shortest time (single plant base)
- Improved productivity by continuing process up/downstream lines & reduced lead time Gwangyang #2 Steelmaking : record 100 charges/day, world’s fastest CCL speed
- High speed casting process throughout dephosphorizer-converter-pretreatment-CCL stage - #2CCL : up 35% productivity by achieving world’s fastest speed (2.7m/min)
Tech. development for customer competitiveness . Build light-weighted high strength trailer
- Save logistics cost by 35% decrease in weight, using high strength steel Quality certification on sea plant structural products (Shell)
- API-2W-60 certification Improve competitiveness as substitutes import Domestic made wire rods designed for hub ball bearings in auto tires
- Increased sales of super clean bearing products with domestic/foreign quality certifications
18

Expand foundation for Leadership in Strategic Product

GLOBAL POSCO WAY

Global EVI* Forum

- Summary
  - Date : Jan. 29 ~ Jan. 31 '08
  - Purpose : Expand global base for auto sheets & Strengthen customer EVI partnership
  - Attendants : 340 persons from domestic/foreign auto & parts makers
- Results
  - Expanded supply requests for AHSS** (5 corp.)
  - Signed MOU w/ 3 companies for tech. cooperation
  - EVI relationship requested from 4 companies

* EVI (Early Vendor Involvement)
- Develop & supply optimized auto sheets through early vendor involvement in production process

** AHSS : Advanced High Strength Steel



'Best Partner Award' from Suzuki

- Summary
  - Contribute to cost savings & competitiveness
  - Excellent quality, production/sales process
- Plans
  - Supply best auto sheets & set up tech. partnership

☛ Others achievements
- Best Partner Award: Honda('03) & Volkswagen('07)
- Quality Certifications: Chrysler & Ford, etc.



Automotive Sheets Sales Volume
(In 10K tons)
352
436
496
567
620
2004
2005
2006
2007
2008(f)



Best Partner

19

Expand Global Marketing Infrastructure

GLOBAL POSCO WAY

Complete Vietnam Processing Center

- **POSCO-VHPC**
  - Location : Nearby Ho Chi Min, Vietnam
  - Product : CR 100Kt/yr
  - Equity : POSCO 80%, Metal One 20%
- **Benefits**
  - Early establishment of sales network ahead of CR Mill completion scheduled in 2H '09
  - Strengthen marketing power in S.E.A by connecting processing centers (Thai, Malyasia, etc)
  - ☞ No. of P/C: 28('07)→29('08.1Q)→35('08/E)


posco-vhpc

Landscape of POSCO-VHPC, Vietnam

Processing Centers in S.E.A

- **POSCO-TBPC #3 Base**
  - Construction : Mar. '08 ~ Jan. '09 (10 months)
  - Location : Wellgrow plant, Bangkok, Thailand
  - Product : Auto sheets 120Kt/yr
    - * POSCO-TBPC #1base : home appliance sheets ('98)
    - * POSCO-TBPC #2base : automotive sheets ('06)
- **POSCO-PMPC**
  - Construction : Mar. '08 ~ Nov. '08 (8 months)
  - Location : Manila area, Philippine
  - Product : CR for appliances, 50Kt/yr
- **POSCO-MKPC #2 Base**
  - Construction : Apr. '08 ~ Dec. '08 (8 months)
  - Location : Nearby KL Sultan, Malaysia
  - Product : CR for auto & appliance 120Kt/yr
    - * POSCO-MKPC #1 : auto/appl. (equity acquired in '02)
- **Benefits**
  - Meet growting demand in auto · appliance sect.
  - Secure sales base for premium CR in S.E.A

20

Accelerate Global Market Penetration

GLOBAL POSCO WAY

Complete Tin Plate Plant, China

- **Introduction**
  - Construction : Dec. '06 ~ Feb. '08
  - Location : Hebei, economic development zone
  - Produce : Tin Plates 250Kt/yr
  - Equity : Jung Wol mat'l 66%, POSCO 34%
- **Benefits**
  - Early presence in demand growth expected area (first tin plate producers in Hebei area)
  - Demand lock-in w/ exclusive supply of black plate



Completion of Tin Plate Plant

Groundbreaking API* Pipe Plant, U.S

- **Introduction**
  - Construction : Mar. '08 ~ Apr. '09
  - Location : Pittsburg, California
  - Product : Premium API pipes 270Kt/yr
  - Equity : POSCO 35%, USS 35%, Se-A 30%
- **Benefits**
  - Secure strategic product sales base in U.S; the largest market for premium API pipes

*API pipe: steel meeting specification of American Petroleum Institute, premium steel that can withstand high pressure and corrosion ited Spiral Pipe Groundbreak

Groundbreaking U.S API Plant

21

Key Management Activities
40th Annual General Meeting Dividend: KRW 10,000/share (include interim)
- Dividend Yield : 1.7%, Payout Ratio : 20.5%
Dividend Payment History (won)
10,000 8,000 8,000 8,000 6,000 2,500
’02 ’03 ’04 ’05 ’06 ’07
Ranked 2nd in Competitiveness
WSD announces world best steel makers
- Among 23 criteria, perfect score in 8 categories · 3 yr profitability & financial soundness · Market dominance, technological innovation · Experienced labor, etc.
Rank Production
Score Criteria ’08 ’07 Company (mn ton)
Raw mat’l suuply, 1 1 Severstal 7.95 17
Capacity growth Financial structure,
2 2 POSCO 7.82 30
Tech. innovation Capacity,
3 4 Baosteel 7.77 23
Labor Cost Arcelor- Capacity,
4 3 7.64 110
Mittal Raw material Downstream lines
5 6 Nucor 7.57 22
Tech. innovation Domestic dominance
20 9 NSC 7.00 31
Downstream lines Domestic dominance
22 8 JFE 6.91 27
Downstream lines
22

Key Management Activities
Product Price Increase Background
- Global high prices due to raw material price hike & tight market condition
- Biased market situation due to wide price gap between import & domestic prices
Selling Price Trend
785 (in thousand won) 700 710 665 665 520 580 530 590 ~’08.2 ‘08.2‘08.4
HR Plate(for ships) Wire Rod 885 3,600 785 3,300 3,400 680 745 600 665
CR CG Electrical Steel
1st Increase: apply to inputs beginning on Feb.1 ‘08 2nd Increase: apply to inputs beginning on Apr.17 ’08
Continuing Cost Savings Details
- Raw material cost saving through improved productivity, recycle of by-product
- Material cost saving w/ extended refractory life Cost Savings Result
(in billion KRW) ’08 Target 1Q Result Progress 750.6 208.8 27.8% 1Q Results Material etc. (in billion KRW)
Energy 21.7 9.3 Maintenance
Raw 29.3 Material 148.5
23

Key Management Activities (Subsidiaries)

GLOBAL POSCO WAY

Steel

- **Equity investment in Molybden development**
  - Investment : USD 170mn (20% equity stake)
  - Stake : POSCAN (17%), Samjung P&A (3%)
  - Benefits : secure stable supply of Molybden, core subsidiary raw material for premium products
- **Posrec: transfer/operate limestone facility**
  - Period : Feb. 16 '08 ~ Dec. 31 '08
  - Supply contract to POSCO after transfer of facility
  - Benefits : expect 32% revenue increase from '07


Molybden Mine Landscape (Mt.Hope)

E&C (Posco E&C)

- **Coal power plant, El Salvador**
  - Generates 260MW coal-fired energy
  - Order amount: USD 500mn
- **Commercial-residential bldg. Phnom Penh**
  - Plan: 1,775houses (45th floor, 3buildngs)
  - Order amount: USD 370mn
- **Acquire equity in Daewoo Eng. (+60%)**
  - Expand business scale in chemical industry
  - Professional human resources & overseas biz experience strengthens competitiveness

☞ Overseas project ratio: 12.4%('07) → 15%('08)


Coal Power Plant Landscape (completes in Jun. '11)

24

GLOBAL POSCO WAY

Key Management Activities (Subsidiaries)

Energy (Posco Power)

- **Fuel cell energy biz to accelerate**
  - Develop SOFC 2kW stack (Dec.'07)
  - Operation scheduled in '08 (total 4unit, 7.5MW)
  - Complete 50MW/yr capacity plant (Aug.'08)
    ☞ Construct 100MW/yr cap. plant by '10
- **Power plant expansion business**
  - BOD approval for 1st stage: 1,000MW (Feb.'08)
  - Stage 1 land construction started (Feb.'08)
  - Equip. supplier selection completed (Mar.'08)
    ☞ Construct 2,000MW power plant by '15



Power Plant Expansion (Incheon)

IT (Posdata)

- **Accelerate exports of WiBro equipment**
  - Provide equip. & service to QMAX, SG (Mar.'08)
  - Contract with Omnivision, Venezuela (Mar.'08)
    : 300 base station equipments
- **Introduce latest ETC* unit**
  - Supply w/ major intermediary, LG etc. (Mar.'08)
- **Promote IPTV business in U.S**
  - Service to South East Asian & Korean in L.A
  - JV foundation & service initiation in 2H '08



* Electronic Toll Collection Unit

25

Demonstrating Corporate Citizenship
• Best Korean Ethic Management (Feb.’08) (Hankook Ilbo, Study of Ethic Management)
- Corporate transparency, Value & Innovative management, Social responsibility, HR management Good CEO qualifications & Strategic management
• Most Respected Corporation (Feb.’08) (Korea Management Association) -Lead market by carrying out best practices with continued innovation -Outstanding performance with strong competitiveness & Demonstrate social activity • Most Respected Korean Corporate (Mar.’08) (Fortune)
- Social responsibility, Healthy financial structure, Innovation, Talented HR, Asset utilization, Long-term investment growth plan, Global competitiveness, etc.
• Best CEO of 2007 in Asia (Feb.’08) (Institutional Investor) - Provide transparent info, Maintain good investor relationship, etc. - Selected as Best CEO & Company w/ best IR among steel/mine sect.
26

Long Term Vision for 2018
Strategic Target
Become a global leader targeting global big 3, top 3 Seek new growth engine through fostering strategic business
Strategic Direction
3-S Strategy : Size Up, Speed Up, Synergy Up
Growth (Size Up)
Global capacity of 50mt+, with focus on overseas growth Secure next growth engine through fostering strategic non-steel business
Competitiveness (Speed Up)
Strengthen competitiveness throughout entire processes Establish new biz model & way of working for global business env’t
Group Management (Synergy Up) Maximize group value through strengthened subsidiaries’ competitiveness Promote group management
27

Long Term Vision for 2018
Growth (Size Up) : Leap to become a global player
50 Million Ton +
India-Middle East
The 2nd Growth Base
Asia’s Business Hub
Emerge as regional leader
Independent America Biz
Deintegration between S.A & N.A
Emerging Europe
Middle Japan China Korea East Africa India
Vietnam Thailand Indonesia,etc
Australia
India-Middle East East Asia Business Zone Business Zone
U.S.A
Mexico
South America
America Business Zone
28

Long Term Vision for 2018

GLOBAL POSCO WAY

❑ Competitiveness (Speed Up) : Strengthen competitiveness to survive any mkt. condition

Strengthen Steel Technology Leadership

- Promote World Best, World First Tech.
  - W/B: 62unit/2Mt('08) → 90/3.2('12)
  - W/F: 10unit/0.6Mt('08) → 10/1.4('12)

Establish Global Customer Response System

- Strategic Prod. Sales Vol.
  - 18.3('08)→22.7Mt('12)

Increase international cooperation and env't mgmt for POST-Kyoto Era


Technology
Marketing
Environment
Strengthened Competitiveness
Raw Material
HR/ Innovation
Cost

Increase investment for raw mat'l development & Captive Mine

- Raw mat'l development ratio
  - Iron Ore: 15('08)→30%('12)
  - Coal: 26('08)→34%('12)

Optimize Output by securing Global Talents

Secure World's Top Cost Competitiveness

29

Long Term Vision for 2018 Group Management (Synergy Up): Maximize group value with subsidiary competitiveness Target Foster new growth engine
· Strengthen current core growth business & seek for new business Strategy
· Strengthen synergy & establish group management system
New Growth Engine
Subsidiaries Size Up
· Foster selected strategic business
· Seek & promote future growth biz
Strengthen Synergic Mgt (Activity)
Promote Strategic Business (H/W)
Establish Group Mgt. System (S/W)
Group Synergy Up
· Improve group efficiency
· Establish group management system
30

Long Term Vision for 2018 Consolidated sales of KRW 100 trillion (steel 70, non-steel 30) by year 2018 - AS-Was(’98) Steel 12 Non-steel 2 Consolidated Sales 14
10% Average Year Growth
AS-IS(’08)
33
5
38
10% Average Year Growth
To-Be(2018)
70
30
100
(in trillion won)
31

1 1Q ’08 Operating Performance 2 Activities & Accomplishments 3 Steel Industry Environment 4 2008 Business Plan
32

Global Steel Market Outlook 1 Crude prod’n keep rises due to growth in emerging mkt. & resource export countries
Global demand continues mainly from China and emerging market despite slow N.A demand Overcapacity less likely as demand growth exceeds production growth
Demand (Nominal)
(in million tons) 1,500 1,243 1,300
1,156 (+7.4%) (+4.6%) (+9.7%)
1,055
1,000
852 834 792 737
500
China
409 448 318 365
(+14.8%) (+12.1%) (+9.4%)
0 ‘05 ‘06 ‘07 ‘08
* Source : WSD Mar. ‘08
Crude Steel Production
(in million tons)
1,389 1,344
1,500 1,250 (+3.4%) (+7.5%) (+9.1%)
1,146
1,000
855 880 827 790
500
China
489 509 356 423
(+15.7%) (+4.2%) (+18.8%)
0 ‘05 ‘06 ‘07 ‘08
@ Source : WSD Mar. ‘08 33

Global Steel Market Outlook 2

GLOBAL POSCO WAY

❑ **Prices remain strong as raw material prices rise & market enters seasonal upturn**

Regional HRC Spot Price

(US/T)

Price move upward as local mills raise prices & inventory drops
Midwest: 639(Mar. '07) → 584(Jun) → 584(Sept) → 634(Dec) → 739(Jan.'08) → 882(Mar)

Price hike due to seasonal demand recovery & low inventory
EU on avg: 694(Mar.'07) → 666(Jun) → 699(Sept) → 735(Dec) → 842(Jan.'08) →1,057(Mar)

Strong as major mill raise prices followed by high demand & raw material prices
Guangzhou: 476(Mar.'07) → 466(Jun) → 512(Sept) → 585(Dec) → 602(Jan.'08) → 677(Mar)

Strong as import price continue to rise with global steel price moving upward
Seoul-Incheon: 628(Mar.'07)→ 645(Jun)→ 646(Sept)→ 659(Dec) → 676(Jan.'08) →717(Mar)

High due to tight shipbuilding, auto market & demand recovery from construction
Tokyo: 559(Mar.'07) → 600(Jun) → 617(Sept) → 643(Dec) → 661(Jan.'08) → 863(Mar)

ASEAN

Increase as semi product price & import price continue to rise
Thailand: 569(Mar.'07) → 607(Jun) → 585(Sept) → 680(Dec) → 695(Jan.'08) → 920(Mar)

34

China Steel Industry Trend Price maintain high due to strong demand industry and high raw material price
Rapid growth continues as Jan.~Feb. auto prod’n/sales each increased by 11.3%, 19.9% from ‘07 Production surplus continue to drop
- Supply/demand trend (mn tons, avg/month)
Prod’n Consump’n Difference ‘07. 3Q 48.2 44.0 + 4.2 ‘07. 4Q 48.9 45.7 + 3.2 Jan.’08 40.9 38.2 + 2.7 Feb. 43.1 41.3 + 1.8
Export in Feb. ‘08 hit lowest since May ‘06 - Net export trend (mn tons, avg/month)
‘07.1Q 2Q 3Q 4Q Jan.’08 Feb 3.8 5.8 4.2 3.2 2.7 1.8
Spot
(U$) Wuhan ($712/May)
HR Price Trend in China 677
700 658 Baoshan($701/May) 602 Anshan($695/Apr.)
600 554 512 473
500 497 476 469 400 Inventory Level 2.2 (mn tons) 1.8 1.8 2.0 1.5 1.7 1.5 1.5 1.6 1.5 1.5 1.4 1.4 1.4 1.3
‘07.1 2 3 4 5 6 7 8 9 10 11 12 ‘08.1 2 3 4 5
Spot : Guangzhou, HR 3.0mm * Inventory : HR, major 22 cities 35

Domestic Steel Industry Favorable market to continue as demand industry (auto, ship, etc.) remain strong
Domestic steel supply & demand
(in thousand won)
‘07 ‘08 YoY(%) 1Q 1Q (e) Consumption 13,037 55,108 14,570 57,686 4.7% Production 14,792 61,617 15,949 64,373 4.5% Import 2,930 12,628 3,428 13,481 6.8% Export 4,685 19,137 4,807 20,168 5.4%
* Source : POSRI (April ‘08)
Forecast on demand industry
Maintain growth despite export & domestic, demand growth slows
- Prodn. forecast (in thousand units) 4,086(’07) 4,246(’08)
Expect selected HVA shipment demands after historic high shipment order in ‘07
- Shipbuilding forecast (in thous GT) 18,959(‘07) 20,502(‘08)
Slow market due to export decline despite strong domestic demand
- Prodn. forecast (in thous units, major 5) 20,931(‘07) 19,919(‘08)
Recovery occurs mainly from civil-engineering sector
- CAPEX forecast (tn KRW) 119(’07) 122(’08)
36

Raw Material Tight market continues due to natural disasters & high demand Iron Ore • Tight market continues -Increased iron ore imports from China -Poor infrastructure of Australian suppliers • Negotiation partially finished -Fine ore : +65% agreed with Vale (Feb.15 ’08) -Pellets : +86.7% agreed (Vale Italy Ilva) -Australian fine/lump ore: nego. in process Coal • Unbalanced S/D due to natural disasters
- Production decrease by 10~15% due to huge flood in QLD, Australia
- Limited export in Feb. ~ Mar. due to heavy storm in China • Negotiation partially finished - Hard coking coal (part): +205~210% (April) - HCC, semi-soft, anthracites: nego. in process
Iron Ore Supply/Demand
(in million tons)
2008 2009 2010 2011 2012 Demand(a) 848 946 1,078 1,207 1,271 China 432 514 622 738 803 Supply(b) 858 959 1,078 1,229 1,295 (b) — (a) 10 13 — 22 24
* Macquarie Research : Mar.`08
Coal Supply/Demand
(in million tons)
2008 2009 2010 2011 2012 Demand(a) 231 244 257 269 282 Supply(b) 219 243 254 263 281 (b) — (a) -12 -1 -3 -6 -1
* Macquarie Research : Mar.`08
37

Stainless Steel Market Demand recovery in Asia delays, recovery expected from 2Q
Recent STS Market Trend Asia - Gradual domestic recovery on CR, uptrend price - Visible recovery delays, despite low inventory in Asia (China, Japan, etc) Expects recovery after 2Q Europe - Quick recovery with demand from end users - Mills back to average production Nickel : to stay between U$25~35K/ton
- Possible rally due to STS mkt. recovery, but limited as LME inventory & Ni pig iron usage increase
Chrome
- Tight market & strong price to continue until ’12 due to problems in electricity supply in S. Africa
- Japanese benchmark price :
1Q U$1.29/lb 2Q U$2.00/lb (raised by 55%) STS CR Price Trend 6,000 (U$/ton)
5,430 Germany 4,850
4,490 4,320 4,010 China 3,900 (Spot) 3,600
Jan.`07 May Dec Mar.`08
Global Ni, Cr Supply/Demand Forecast
(in thousand tons)
2007 2008 2009 2010 Demand (a) 1,383 1,537 1,657 1,737 Ni Supply (b) 1,429 1,530 1,683 1,796
(b) — (a) 46 -7 26 59
Demand (a) 7,667 8,353 9,310 9,971 Cr Supply (b) 7,751 8,126 9.085 9,881 (b) — (a) 84 -227 -225 -90
* Source : Brookhunt (Mar.’08)
38

11Q ’08 Operating Performance 2Activities & Accomplishments 3Steel Industry Environment 4 2008 Business Plan 39

2008 Business Plan (in million ton, tr KRW)
2007 2008(f) (%) Consolidated POSCO Consolidated POSCO Consolidated POSCO Crude Steel
32.8 31.1 35.2 33.4 7.3% 7.4% Production Sales Volume 32.2 29.6 34.7 31.9 7.8% 7.8% Revenue 31.6 22.2 37.7 27.9 19.3% 25.7% Operating
4.9 4.3 5.6 4.8 14.3% 11.6% Income Investment 4.5 3.8 8.2 6.9 82.2% 81.6%
The data above represents company’s internal objects, thus should not be used as a basis for investment decisions
40

POSCO 1Q 2008
Operating Performance
April 11, 2008